EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Earnings:
Net income	$54,704	$118,958	$167,505	$212,529
Equity in income of unconsolidated entities	(402)	(335)	(1,256)	(1,021)
Income tax expense	616	641	1,826	1,910
Net income before equity in income of unconsolidated entities and income tax expense	54,918	119,264	168,075	213,418
Add:
Distribution of income from investments in unconsolidated entities	554	79	1,593	418
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	45,007	41,597	130,780	120,889
Deduct:
Capitalized interest	357	1,657	1,640	5,884
Total earnings (A)	$100,122	$159,283	$298,808	$328,841

Fixed charges and preferred dividends:
Interest expense	$44,650	$39,940	$129,140	$115,005
Capitalized interest	357	1,657	1,640	5,884
Total fixed charges (B)	$45,007	$41,597	$130,780	$120,889
Preferred dividends, including redemption costs	922	922	2,766	2,766
Total fixed charges and preferred dividends (C)	$45,929	$42,519	$133,546	$123,655

Ratio of Earnings to Fixed Charges (A/B)	2.2 x	3.8 x	2.3 x	2.7 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.2 x	3.7 x	2.2 x	2.7 x